UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NEON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64050Y 100

(CUSIP Number)

Prof. Ugur Sahin, M.D.

An der Goldgrube 12

D-55131 Mainz

Germany

Tel: +49 6131-9084-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Paul Claydon

Eric W. Blanchard

Matthew T. Gehl

Covington & Burling LLP

265 Strand

London WC2R 1BH

United Kingdom

+44 20 7067 2000

January 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64050Y 100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BioNTech SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,407,745*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,407,745*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,407,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO (Societas Europaea organized and existing under the laws of Germany)

*

Beneficial ownership of the Common Stock (as defined below) of Neon (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements (as defined below) described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 10,407,745 outstanding shares of Common Stock that are currently subject, in the aggregate, to the Voting Agreements, which includes 630,000 shares of restricted stock granted to certain of the Supporting Stockholders (as defined below) under Neon’s equity incentive plans, but does not include shares of Common Stock underlying any stock options or any restricted stock units held by the Supporting Stockholders. Based on information provided by the Supporting Stockholders, as of January 15, 2020, there were shares of Common Stock underlying 1,473,198 stock options and shares of Common Stock underlying 897,500 restricted stock units, held in aggregate by the Supporting Stockholders. Upon the exercise of any such stock options or vesting of any such restricted stock units, or any other security exchangeable for any Common Stock, by a Supporting Stockholder, such shares of Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the applicable Voting Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Common stock, if any.

The percentage calculation is based on 28,729,725 shares of Common Stock outstanding as of January 14, 2020 (based on the representations by Neon in the Merger Agreement (as defined below)), which includes 2,847,358 shares of restricted stock granted under Neon’s equity incentive plans.

CUSIP No. 64050Y 100	SCHEDULE 13D

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Neon Therapeutics, Inc., a Delaware corporation (“Neon”). Neon’s principal executive offices are located at 40 Erie Street, Suite 110, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

This Schedule 13D is being filed by BioNTech SE (“BioNTech” or the “Reporting Person”), a Societas Europaea organized and existing under the laws of Germany and the European Union. The principal business address of the Reporting Person is An der Goldgrube 12, D-55131 Mainz, Germany. The telephone number of the Reporting Person is +49 6131-9084-0. BioNTech is a biopharmaceutical company engaged in the development of next generation immunotherapy treatments.

The name, business address, present principal occupation or employment and citizenship of each member of the Management Board and each member of the Supervisory Board of the Reporting Person is set forth on Schedule A hereto.

During the last five years, BioNTech has not, and to the best of BioNTech’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each Supporting Stockholder (as defined below) entered into a Voting Agreement, as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) as an inducement to BioNTech’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by BioNTech and no payments were made by or on behalf of BioNTech in connection with the execution of the Voting Agreements.

Item 4.	Purpose of Transaction.

On January 15, 2020, BioNTech entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endor Lights, Inc., a Delaware corporation and a direct wholly-owned subsidiary of BioNTech (“Merger Sub”), and Neon. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Neon (the “Merger”), with Neon surviving the Merger as a wholly-owned subsidiary of BioNTech (“Surviving Corporation”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any (x) shares held by BioNTech or Merger Sub and (y) shares held in treasury by Neon) will be automatically cancelled and converted into the right to receive 0.063 of an American Depositary Share of BioNTech (the “Merger Consideration”), with cash to be paid in lieu of fractional shares. Each American Depositary Share of BioNTech represents one ordinary share of BioNTech, with no par value and with a notional amount attributable to each share of EUR 1.00 each.

At the Effective Time: (i) each stock option to purchase shares of Common Stock, whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time, will be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than ten business days thereafter), a cash payment in an amount equal to the product of (x) the total number of shares of Common Stock subject to such stock option immediately prior to such cancellation and (y) the excess, if any, of the

CUSIP No. 64050Y 100	SCHEDULE 13D

Merger Consideration over the exercise price per share subject to such stock option immediately prior to such cancellation; (ii) each share of Common Stock that is a share of restricted stock and is outstanding as of immediately prior to the Effective Time shall vest in full and each such share of restricted stock shall be cancelled and converted automatically into the right to receive the Merger Consideration in the same manner as the other outstanding shares of Common Stock; and (iii) each restricted stock unit in respect of shares of Common Stock (each, an “RSU”) that is held by any current Neon employee and is outstanding as of immediately prior to the Effective Time shall vest in full and each such RSU shall be cancelled and converted automatically into the right to receive from a trust to be formed in accordance with the Merger Agreement, as soon as reasonably practicable after the Effective Time (but no later than five business days thereafter), the Merger Consideration in respect of each share of Common Stock underlying the unsettled portion of such RSU.

Concurrently with the execution and delivery of the Merger Agreement, on January 15, 2020, BioNTech entered into Voting Agreements (each, a “Voting Agreement”) with each of Third Rock Ventures III, L.P., Hugh O’Dowd, Eric Lander, Stephen Sherwin, Yasir Al-Wakeel, Richard Gaynor, and Jolie Siegel (each, a “Supporting Stockholder” and together, the “Supporting Stockholders”). Each of Messrs. O’Dowd, Lander, and Sherwin is a director of Neon; and each of Messrs. O’Dowd, Al-Wakeel and Gaynor, and Ms. Siegel is an executive officer of Neon.

Pursuant to the Voting Agreements, each Supporting Stockholder has agreed, among other things and subject to the respective terms thereof, to vote all shares of Common Stock beneficially owned by such Supporting Stockholder (i) in favor of adoption of the Merger Agreement and the Merger, and in favor of any proposal to adjourn or postpone to a later date any meeting of Neon’s stockholders called upon to vote on the adoption of the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (ii) against actions that would reasonably be expected to result in a material breach of the Merger Agreement by Neon or in the failure of any of the conditions to Neon’s obligations under the Merger Agreement to be satisfied; and (iii) against other proposals to acquire Neon or any acquisition agreement in furtherance of any such proposal, or other matters that would reasonably be expected to interfere with, delay or materially and adversely affect the consummation of the Merger. Each Supporting Stockholder granted an irrevocable proxy to BioNTech under the applicable Voting Agreement for voting each share of Common Stock subject to such Voting Agreement with respect to the matters described in clauses (i) through (iii) in this paragraph.

The Voting Agreements limit the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Common Stock.

Each Voting Agreement, and the proxy respectively granted thereunder, will terminate upon the earlier of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with its terms, (iii) any amendment or change to the Merger Agreement being effected without the consent of the Supporting Stockholder party thereto that decreases the Merger Consideration or changes the form of consideration payable under the Merger Agreement to such Supporting Stockholder, (iv) any amendment or change to the Merger Agreement not approved by Neon’s board of directors and effected without the consent of the Supporting Stockholder party thereto that materially and adversely affects such Supporting Stockholder, and (v) the mutual agreement of BioNTech and the Supporting Stockholder party thereto.

Based upon information provided by Neon and the Supporting Stockholders, excluding options to purchase shares of Common Stock and restricted stock units in respect of shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 10,407,745 shares of Common Stock as of January 15, 2020 (which includes 630,000 shares of restricted stock granted to certain of the Supporting Stockholders under Neon’s equity incentive plans), which represent approximately 36.2% of the shares of Common Stock issued and outstanding as of January 14, 2020. Based on information provided by the Supporting Stockholders, as of January 15, 2020, there were shares of Common Stock underlying 1,473,198 stock options and shares of Common Stock underlying 897,500 restricted stock units, held in aggregate by the Supporting Stockholders. Upon the exercise of any such stock options or vesting of any such restricted stock units, or any other security exchangeable for any Common Stock, by a Supporting Stockholder, such shares of Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the applicable Voting Agreement.

The foregoing descriptions of the (i) Merger Agreement and the transactions contemplated thereby and (ii) the Voting Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, and to the Form of Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 64050Y 100	SCHEDULE 13D

The purpose of the Merger is for BioNTech to acquire the entire equity interest in Neon. The Supporting Stockholders entered into the Voting Agreements as an inducement to BioNTech’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Neon will become a wholly-owned subsidiary of BioNTech, the shares of Common Stock will cease to be freely traded or listed, Neon’s Common Stock will be de-registered under the Securities Exchange Act of 1934 (the “Exchange Act”), and BioNTech will control the board of directors of Neon and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Neon as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, BioNTech does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This Schedule 13D does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, BioNTech will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of BioNTech and Neon may file with the SEC other documents regarding the proposed Merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, NEON AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https://biontech.de, or from Neon at its website, www.neontherapeutics.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech’s website at https://biontech.de under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at +49 6131-9084-0 or An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at www.neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to (617) 337-4701 or 40 Erie Street, Suite 110, Cambridge MA 02139.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreements, the Reporting Person does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Voting Agreements, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 10,407,745 shares of Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 10,407,745 shares of Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 36.2% of the shares of Common Stock outstanding (based on 28,729,725 shares of Common Stock outstanding as of January 14, 2020 (based on the representations by Neon in the Merger Agreement), which includes 2,847,358 shares of restricted stock granted under Neon’s equity incentive plans, but does not include shares of Common Stock underlying any stock options or any restricted stock units held by the Supporting Stockholders). Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

CUSIP No. 64050Y 100	SCHEDULE 13D

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Person based on the representations respectively made by each Supporting Stockholder in the applicable Voting Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Neon, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of January 15, 2020, by and among Neon Therapeutics, Inc., BioNTech SE and Endor Lights, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Neon Therapeutics, Inc. on January 16, 2020).

2	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Neon Therapeutics, Inc. on January 16, 2020).

CUSIP No. 64050Y 100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2020	BIONTECH SE

	By:	/s/ Dr. Sierk Poetting
		Name:	Dr. Sierk Poetting
		Title:	Chief Financial Officer and Chief Operating Officer

CUSIP No. 64050Y 100	SCHEDULE 13D

SCHEDULE A

MANAGEMENT BOARD AND SUPERVISORY BOARD OF BIONTECH

The name, present principal occupation or employment and citizenship of each member of the Management Board and each member of the Supervisory Board of BioNTech are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with BioNTech. The business address of each of the below individuals is An der Goldgrube 12, D-55131 Mainz, Germany.

Name	Present Principal Occupation or Employment	Citizenship
Prof. Ugur Sahin, M.D.	Chief Executive Officer	Turkey

Sean Marett	Chief Business Officer and Chief Commercial Officer	Republic of Ireland

Dr. Sierk Poetting	Chief Financial Officer and Chief Operating Officer	Germany

Dr. Özlem Türeci	Chief Medical Officer	Germany

Ryan Richardson	Chief Strategy Officer	United States of America

Helmut Jeggle	Member of the Supervisory Board; Chief Executive Officer and Chief Operating Officer of ATHOS Service GmbH	Germany

Michael Motschmann	Member of the Supervisory Board; Member of the Board of Management and Head of Equity Investments of MIG Verwaltungs AG	Germany

Prof. Christoph Huber, M.D.	Member of the Supervisory Board; Chairman Emeritus at the Johannes-Gutenberg University Mainz	Austria

Dr. Ulrich Wandschneider	Member of the Supervisory Board; Independent consultant to life sciences companies	Germany